February 12, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Ms. Jennifer Monick

Re:	Hudson Holding Corporation
Form 10-KSB for the Fiscal Year Ended March 31, 2007
Filed June 29, 2007
File No. 000-15936

Ladies and Gentlemen:

This letter is submitted on behalf of Hudson Holding Corporation (“HHC”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to HHCs Form 10-KSB for the year ended March 31, 2007, filed under the Securities Exchange Act of 1934 (“the Filings”), as set forth in your letter to Keith Knox dated January 22, 2008.

For reference purposes, the text of each comment contained in the Staff’s letter has been reproduced herein, followed by HHC’s response.

Form 10-KSB for the fiscal year ended March 31, 2007

Financial Statements

Consolidated Statements of Cash Flows, page F-5

1.	Please tell us your basis for classifying the change in your restricted cash balance within investing activities as it appears that this amount was required under operating lease agreements.

RESPONSE:  HHC respectfully advises the Staff that our restricted cash balances are held in time deposit accounts with a bank that has issued letters of credit to our landlord.  The deposit is not held by the landlord. The restricted cash was deposited with the bank as collateral pursuant to an informal arrangement.  While the restricted cash is held in the bank, it is earning interest for HHC.  Given that this time deposit account is interest bearing and is held for extended periods of time, we have concluded these balances are similar in nature to other potential investments and that inclusion in investing activities on our statement of cash flows is appropriate and consistent with how we would treat such other investments.

The following description appears on page F-15 of our March 31, 2007 Annual Report on Form 10-KSB:

In connection with the new Jersey City office lease, on April 20, 2006 Hudson deposited a one-year $225,000 irrevocable standby letter of credit with the landlord as security, which automatically renews for additional one-year terms, unless sixty days written notice is provided. Pursuant to the lease agreement, Hudson is required to maintain the letter of credit until sixty days following the expiration of the lease. On April 5, 2006, Hudson deposited $225,000 with the issuing financial institution in the form of an automatically renewable, fourteen-month time deposit, in order to collateralize the letter of credit. The time deposit, plus accrued interest, is included in cash-restricted on the accompanying statement of financial condition.

Notes to Consolidated Financial Statements

Note D - Securities Owned and Securities Sold, But Not Yet Purchased, page F-9

2.	Please tell us and disclose what comprised your securities owned and securities sold, but not yet purchased as of the fiscal year ended March 31, 2007.

RESPONSE:  As briefly discussed with the Staff in a telephone conversation last week, HHC holds no securities other than marketable equity securities and we confirm to the Staff that we have complied with the disclosure guidance suggested in Note 6 of Exhibit 4-8 in the AICPA audit guide for Brokers and Dealers in Securities. At March 31, 2007 HHC and its subsidiaries had no material positions in (a) U.S. government obligations; (b) state and municipal obligations; (c) corporate bonds, debentures or notes; (d) options or warrants; or (e) not readily marketable securities. Accordingly, we did not include a tabular disclosure and simply indicated in the narrative of Note D that:

“Securities owned and securities sold, but not yet purchased, at March 31, 2007 consisted entirely of marketable equity securities.”

Other matters

On behalf of HHC, I acknowledge that HHC is responsible for the adequacy and accuracy of the disclosures in the Filings; that staff comments or changes to disclosures in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and that HHC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  Please contact me at (201) 680-7389 with any further comments or questions you may have.

Sincerely,

/s/ Keith Knox
Keith Knox
President and Secretary